SEC Mail Processing Section
RECEIVED
MAR 04 2014
Wash., D.C.
189

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8- 526

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Goldman Sachs Execution & Clearing, L.P.

OFFICIAL USE ONLY
13-5515160
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 West Street
(No. and Street)

New York (City) New York (State) 10282 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas J. Favia (212) 902-1710
(Area Code -Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

300 Madison Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its poss

14048304

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SEC 1410 (7-00)

3/21/14

This report *contains (check all applicable boxes):

- ☒ (a) Facing page
- ☒ (b) Statement of financial condition
- ☒ (c) Statement of earnings
- ☒ (d) Statement of changes in partners' capital
- ☒ (e) Statement of changes in subordinated borrowings
- ☒ (f) Statement of cash flows
- ☐ (g) Statement of comprehensive income
- ☒ (h) Computation of net capital pursuant to Rule 15c3-1
- ☒ (i) Computation for determination of reserve requirements pursuant to Rule 15c3-3
- ☒ (j) Information relating to the possession or control requirements under Rule 15c3-3
- ☐ (k) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3
- ☐ (l) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation
- ☒ (m) An Oath or affirmation
- ☐ (n) A copy of the Securities Investor Protection Corporation supplemental report (filed as a separate document)
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- ☒ (p) Statement of segregation requirements and funds in segregation for customers trading on U.S. commodity exchanges
- ☐ (q) Statement of segregation requirements and funds in segregation for customers' dealer options accounts
- ☒ (r) Statement of secured amounts and funds held in separate accounts for foreign futures and foreign options customers

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

We, the undersigned, members of Goldman Sachs Execution and Clearing, L.P., swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the Company of Goldman Sachs Execution & Clearing, L.P., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer except as follows:

John Chartres

Signature

John Chartres

Name

Chief Financial Officer

Title

Subscribed and sworn before me;
This 27th day of February 2014

Joanne Olsen

Notary Public

JOANNE OLSEN
Notary Public, State of New York
No. 01OL6159610
Qualified in Richmond County
Term Expires Jan 22, 2015

Goldman Sachs

GOLDMAN SACHS EXECUTION & CLEARING, L.P.

Statement of Financial Condition
as of December 31, 2013

GOLDMAN SACHS EXECUTION & CLEARING, L.P.

Statement of Financial Condition
as of December 31, 2013

INDEX

Page No.

pwc

Independent Auditor's Report

To the Partners of Goldman Sachs Execution & Clearing, L.P.:

We have audited the accompanying statement of financial condition of Goldman Sachs Execution & Clearing, L.P. ("the Firm") as of December 31, 2013.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Goldman Sachs Execution & Clearing, L.P at December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 27, 2014

Statement of Financial Condition

in thousands	As of December 2013
Assets	
Cash and cash equivalents	$ 15,167
Cash and securities segregated for regulatory and other purposes (includes $2,765,005 at fair value)	4,214,388
Collateralized agreements	
Securities borrowed:	7,206,120
Securities purchased under agreements to resell, at fair value	869,157
Receivables from brokers, dealers and clearing organizations	870,481
Receivables from customers and counterparties (includes $247,407 at fair value)	12,685,860
Financial instruments owned, at fair value (includes $141,120 pledged as collateral)	143,072
Other assets	106,342
Total assets	**$26,110,587**
Liabilities and partners' capital	
Unsecured short-term borrowings	$ 147,728
Collateralized financings:	
Securities loaned	14,251,115
Securities sold under agreements to repurchase, at fair value	581,092
Payables to brokers, dealers and clearing organizations	498,589
Payables to customers and counterparties	8,066,374
Financial instruments sold, but not yet purchased, at fair value	125,226
Other liabilities and accrued expenses	186,519
	23,856,643
Commitments, contingencies and guarantees	
Subordinated borrowings	1,300,000
Partners' capital	
Partners' capital	953,944
Total liabilities and partners' capital	**$26,110,587**

The accompanying notes are an integral part of this statement of financial condition.

Notes to Statement of Financial Condition

Note 1.
Description of Business

Goldman Sachs Execution & Clearing L.P. (the firm), a limited partnership, is a registered U.S. broker-dealer with the Securities and Exchange Commission (SEC), a member of the Financial Industry Regulatory Authority (FINRA), a registered futures commission merchant with the Commodity Futures Trading Commission (CFTC) and the National Futures Association (NFA). The firm is an indirectly wholly owned subsidiary of The Goldman Sachs Group, Inc. (Group Inc.), a Delaware corporation.

The firm provides a wide range of brokerage services to a substantial and diversified client base. The firm's activities primarily consist of execution and clearance. The firm facilitates and clears client transactions primarily with institutional clients such as corporations, financial institutions, investment funds and governments. The firm executes and clears client transactions on major stock, options and futures exchanges worldwide and provides financing, securities lending and other prime brokerage services to institutional clients.

During the year the firm and its affiliate sold a majority stake interest in the REDI electronic execution business to a consortium of industry investors (see Note 21).

Note 2.
Basis of Presentation

This statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP) and include the accounts of the firm.

All references to 2013 refer to the date December 31, 2013. Any reference to a future year refers to a year ending on December 31 of that year.

Note 3.
Significant Accounting Policies

The firm's significant accounting policies include when and how to measure the fair value of assets and liabilities. See Notes 5 through 7 for policies on fair value measurements. All other significant accounting policies are either discussed below or included in the following footnotes:

Financial Instruments Owned, at Fair Value and Financial Instruments Sold, But Not Yet Purchased, at Fair Value	Note 4
Fair Value Measurements	Note 5
Cash Instruments	Note 6
Fair Value Option	Note 7
Collateralized Agreements and Financings	Note 8
Other Assets	Note 9
Short-Term Borrowings	Note 10
Subordinated Borrowings	Note 11
Other Liabilities and Accrued Expenses	Note 12
Commitments and Guarantees	Note 13
Transactions with Related Parties	Note 14
Income Taxes	Note 15
Credit Concentrations	Note 16
Legal Proceedings	Note 17
Employee Benefit Plans	Note 18
Employee Incentive Plans	Note 19
Net Capital Requirements	Note 20
Sale of REDI Investment	Note 21
Subsequent Events	Note 22

Equity-Method Investments

When the firm does not have a controlling financial interest in an entity but can exert significant influence over the entity's operating and financial policies, the investment is accounted for either (i) under the equity method of accounting or (ii) at fair value by electing the fair value option available under U.S. GAAP. Significant influence generally exists when the firm owns 20% to 50% of common stock or in-substance common stock.

The firm applies the equity method of accounting to new investments that are strategic in nature or closely related to the firm's principal business activities, when the firm has a significant degree of involvement in the cash flows or operations of the investee or when cost-benefit considerations are less significant. The firm holds one investment over which it exerts significant influence on the entity's operating and financial policies and accounts for that investment using the equity method of accounting. See Note 21 for further information about the equity method investment.

Use of Estimates

Preparation of this statement of financial condition requires management to make certain estimates and assumptions, the most important of which relate to fair value measurements and the provisions for losses that may arise from litigation, regulatory proceedings and tax audits. These estimates and assumptions are based on the best available information but actual results could be materially different.

Financial Assets and Financial Liabilities at Fair Value. Financial instruments owned, at fair value and Financial instruments sold, but not yet purchased, at fair value are recorded at fair value either under the fair value option or in accordance with other U.S. GAAP. In addition, the firm has elected to account for certain of its other financial assets and financial liabilities at fair value by electing the fair value option. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs. See Notes 5 through 7 for further information about fair value measurements.

Commissions and Fees. The firm earns commissions and fees from executing and clearing client transactions on stock, options and futures markets. Commissions and fees are recognized on the day the trade is executed.

Cash and Cash Equivalents

The firm defines cash equivalents as highly liquid overnight deposits held in the ordinary course of business.

Receivables from Customers and Counterparties

Receivables from customers and counterparties generally relate to collateralized transactions. Such receivables are primarily comprised of customer margin loans. Certain of the firm's receivables from customers and counterparties are accounted for at fair value under the fair value option. Receivables from customers and counterparties not accounted for at fair value are accounted for at amortized cost net of estimated uncollectible amounts. Interest on receivables from customers and counterparties is recognized over the life of the transaction. See Note 7 for further information about receivables from customers and counterparties.

Receivables from and Payables to Brokers, Dealers, and Clearing Organizations

Receivables from and payables to brokers, dealers and clearing organizations are accounted for at cost plus accrued interest, which generally approximates fair value. While these receivables and payables are carried at amounts that approximate fair value, they are not accounted for at fair value under the fair value option or at fair value in accordance with other U.S. GAAP and therefore are not included in the firm's fair value hierarchy in Notes 5 and 7. Had these receivables and payables been included in the firm's fair value hierarchy, substantially all would have been classified in level 2 as of December 2013.

Payables to Customers and Counterparties

Payables to customers and counterparties primarily consist of customer credit balances related to the firm's execution and clearing activities. Payables to customers and counterparties are accounted for at cost plus accrued interest, which generally approximates fair value. While these payables are carried at amounts that approximate fair value, they are not accounted for at fair value under the fair value option or at fair value in accordance with other U.S. GAAP and therefore are not included in the firm's fair value hierarchy in Notes 5 and 7. Had these payables been included in the firm's fair value hierarchy, substantially all would have been classified in level 2 as of December 2013.

Offsetting Assets and Liabilities

To reduce credit exposures securities financing transactions, the firm may enter into master netting agreements with counterparties that permit it to offset receivables and payables with such counterparties. A netting agreement is a contract with a counterparty that permits net settlement of multiple transactions with that counterparty, including upon the exercise of termination rights by a non-defaulting party. Upon exercise of such termination rights, all transactions governed by the netting agreement are terminated and a net settlement amount is calculated. In order to assess enforceability of the firm's right of setoff under netting, the firm evaluates various factors including applicable bankruptcy laws, local statutes and regulatory provisions in the jurisdiction of the parties to the agreement. See Note 8 for further information about offsetting.

Foreign Currency Translation

Assets and liabilities denominated in non-U.S. currencies are translated at rates of exchange prevailing on the date of the statement of financial condition and revenues and expenses are translated at average rates of exchange for the period. Foreign currency remeasurement gains or losses on transactions in nonfunctional currencies are recognized in earnings.

Recent Accounting Developments

Disclosures about Offsetting Assets and Liabilities (ASC 210). In December 2011, the FASB issued ASU No. 2011-11, "Balance Sheet (Topic 210) — Disclosures about Offsetting Assets and Liabilities." ASU No. 2011-11, as amended by ASU 2013-01, "Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities," requires disclosure of the effect or potential effect of offsetting arrangements on financial position as well as enhanced disclosure of the rights of setoff associated with the recognized derivative instruments, resale and repurchase agreements, and securities borrowing and lending transactions. ASU No. 2011-11 was effective for periods beginning on or after January 1, 2013. Since these amended principles require only additional disclosures concerning offsetting and related arrangements, adoption did not affect the financial condition. See Note 8 for further information about the firm's offsetting and related arrangements. As of December 2013, the firm did not have a material derivative balance.

Note 4.
Financial Instruments Owned, at Fair Value and Financial Instruments Sold, But Not Yet Purchased, at Fair Value

Financial instruments owned, at fair value and financial instruments sold, but not yet purchased, at fair value are accounted for at fair value either under the fair value option or in accordance with other U.S. GAAP. See Note 7 for further information about the fair value option. The table below presents the firm's financial instruments owned, at fair value, including those pledged as collateral, and financial instruments sold, but not yet purchased, at fair value.

	As of December 2013	
in thousands	Financial Instruments Owned	Financial Instruments Sold, But Not Yet Purchased
Equities	$141,195	$124,922
Derivatives[1]	1,877	304
Total	**$143,072**	**$125,226**

[1] As of December 2013, all derivative assets and liabilities have been classified in level 2 of the firm's fair value hierarchy.

Note 5.
Fair Value Measurements

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs. The firm measures certain financial assets and financial liabilities as a portfolio (i.e., based on its net exposure to market and/or credit risks).

The best evidence of fair value is a quoted price in an active market. If quoted prices in active markets are not available, fair value is determined by reference to prices for similar instruments, quoted prices or recent transactions in less active markets, or internally developed models that primarily use market-based or independently sourced parameters as inputs including, but not limited to, interest rates, volatilities, equity or debt prices, foreign exchange rates, commodity prices, credit spreads and funding spreads (i.e., the spread, or difference, between the interest rate at which a borrower could finance a given financial instrument relative to a benchmark interest rate).

U.S. GAAP has a three-level fair value hierarchy for disclosure of fair value measurements. The fair value hierarchy prioritizes inputs to the valuation techniques used to measure fair value, giving the highest priority to level 1 inputs and the lowest priority to level 3 inputs. A financial instrument's level in the fair value hierarchy is based on the lowest level of input that is significant to its fair value measurement.

The fair value hierarchy is as follows:

Level 1. Inputs are unadjusted quoted prices in active markets to which the firm had access at the measurement date for identical, unrestricted assets or liabilities.

Level 2. Inputs to valuation techniques are observable, either directly or indirectly.

Level 3. One or more inputs to valuation techniques are significant and unobservable.

The fair values for substantially all of the firm's financial assets and financial liabilities are based on observable prices and inputs and are classified in levels 1 and 2 of the fair value hierarchy. Certain level 2 and level 3 financial assets and financial liabilities may require valuation adjustments that a market participant would require to arrive at fair value for factors such as counterparty and the firm's credit quality, funding risk, transfer restrictions, liquidity and bid/offer spreads. Valuation adjustments are generally based on market evidence.

See Note 6 for further information about fair value measurements of cash instruments included in "Financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value," and Note 7 for further information about fair value measurements of other financial assets and financial liabilities accounted for at fair value under the fair value option.

The table below presents financial assets and financial liabilities accounted for at fair value under the fair value option or in accordance with other U.S. GAAP.

in thousands	As of December 2013
Total level 1 financial assets	$ 141,188
Total level 2 financial assets	3,883,446
Total level 3 financial assets	7
Total financial assets at fair value	4,024,641
Total level 1 financial liabilities	$ 124,922
Total level 2 financial liabilities	581,396
Total financial liabilities at fair value	706,318

Note 6.
Cash Instruments

Cash instruments are comprised of equities. See below for cash instruments included in each level of the fair value hierarchy and the valuation techniques and significant inputs used to determine their fair values. See Note 5 for an overview of the firm's fair value measurement policies.

Level 1 Cash Instruments

Level 1 cash instruments include actively traded listed equities. These instruments are valued using quoted prices for identical unrestricted instruments in active markets.

The firm defines active markets for equity instruments based on the average daily trading volume both in absolute terms and relative to the market capitalization for the instrument.

Level 2 Cash Instruments

Level 2 cash instruments include restricted or less liquid listed equities. Valuations of level 2 cash instruments can be verified to quoted prices, recent trading activity for identical or similar instruments, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. Consideration is given to the nature of the quotations (e.g., indicative or firm) and the relationship of recent market activity to the prices provided from alternative pricing sources.

Valuation adjustments are typically made to level 2 cash instruments (i) if the cash instrument is subject to transfer restrictions and/or (ii) for other premiums and liquidity discounts that a market participant would require to arrive at fair value. Valuation adjustments are generally based on market evidence.

As of December 31, 2013, the firm had no level 2 cash instruments.

Level 3 Cash Instruments

Level 3 cash instruments have one or more significant valuation inputs that are not observable. Absent evidence to the contrary, level 3 cash instruments are initially valued at transaction price, which is considered to be the best initial estimate of fair value. Subsequently, the firm uses other methodologies to determine fair value, which vary based on the type of instrument. Valuation inputs and assumptions are changed when corroborated by substantive observable evidence, including values realized on sales of financial assets.

As of December 31, 2013, the firm did not have a material level 3 balance.

Fair Value of Cash Instruments by Level

The tables below present, by level within the fair value hierarchy, cash instrument assets and liabilities, at fair value. Cash instrument assets and liabilities are included in "Financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value," respectively.

	Cash Instrument Assets at Fair Value as of December 2013			
in thousands	Level 1	Level 2	Level 3	Total
Equities	$141,188	$–	$7	$141,195
Total	**$141,188**	**$–**	**$7**	**$141,195**

	Cash Instrument Liabilities at Fair Value as of December 2013			
in thousands	Level 1	Level 2	Level 3	Total
Equities	$124,922	$–	$–	$124,922
Total	**$124,922**	**$–**	**$–**	**$124,922**

Note 7.
Fair Value Option

Other Financial Assets and Financial Liabilities at Fair Value

In addition to all cash and derivative instruments included in "Financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value," the firm accounts for certain of its other financial assets and financial liabilities at fair value primarily under the fair value option.

The primary reasons for electing the fair value option are to:

- reflect economic events in earnings on a timely basis;
- mitigate volatility in earnings from using different measurement attributes; and

Other financial assets and financial liabilities accounted for at fair value under the fair value option include:

- repurchase and resale agreements; and
- certain receivables from customers and counterparties, consisting of certain margin loans.

These financial assets and financial liabilities at fair value are generally valued based on discounted cash flow techniques, which incorporate inputs with reasonable levels of price transparency, and are currently classified as level 2 because the inputs are observable. Valuation adjustments may be made for liquidity and for counterparty and the firm's credit quality.

Resale and Repurchase Agreements. The significant inputs to the valuation of resale and repurchase agreements are funding spreads, the amount and timing of expected future cash flows and interest rates. See Note 8 for further information about collateralized agreements.

Receivables from Customers and Counterparties. Receivables from customers and counterparties at fair value are comprised of customer margin loans. The significant inputs to the valuation of such receivables are interest rates, the amount and timing of expected future cash flows and funding spreads.

Receivables from customers and counterparties not accounted for at fair value are accounted for at amortized cost net of estimated uncollectible amounts, which generally approximates fair value. Such receivables are primarily comprised of customer margin loans. While these items are carried at amounts that approximate fair value, they are not accounted for at fair value under the fair value option or at fair value in accordance with other U.S. GAAP and therefore are not included in the firm's fair value hierarchy in Notes 5 and 7. Had these items been included in the firm's fair value hierarchy, substantially all would have been classified in level 2 as of December 2013.

Fair Value of Other Financial Assets and Financial Liabilities by Level

The tables below present, by level within the fair value hierarchy, other financial assets and financial liabilities accounted for at fair value primarily under the fair value option.

	Other Financial Assets at Fair Value as of December 2013			
in thousands	Level 1	Level 2	Level 3	Total
Securities segregated for regulatory and other purposes[1]	$–	$2,765,005	$–	$2,765,005
Securities purchased under agreements to resell	–	869,157	–	869,157
Receivables from customers and counterparties	–	247,407	–	247,407
Total	**$–**	**$3,881,569**	**$–**	**$3,881,569**

	Other Financial Liabilities at Fair Value as of December 2013			
in thousands	Level 1	Level 2	Level 3	Total
Securities sold under agreements to repurchase	$–	$ 581,092	$–	$ 581,092
Total	**$–**	**$ 581,092**	**$–**	**$ 581,092**

1. Represents securities segregated for regulatory and other purposes accounted for at fair value under the fair value option, which consist of resale agreements with GS&Co.

Note 8.
Collateralized Agreements and Financings

Collateralized agreements are securities purchased under agreements to resell (resale agreements) and securities borrowed. Collateralized financings are securities sold under agreements to repurchase (repurchase agreements) and securities loaned. The firm enters into these transactions in order to, among other things, facilitate client activities, invest excess cash, acquire securities to cover short positions and finance certain firm activities.

Collateralized agreements and financings are presented on a net-by-counterparty basis when a legal right of setoff exists. Interest on collateralized agreements and collateralized financings is recognized over the life of the transaction.

The table below presents the carrying value of resale and repurchase agreements and securities borrowed and loaned transactions.

in thousands	As of December 2013
Securities borrowed	$ 7,206,120
Securities purchased under agreements to resell[1]	869,157
Securities loaned	14,251,115
Securities sold under agreements to repurchase[1]	581,092

1 Resale and repurchase agreements are carried at fair value under the fair value option. See Note 7 for further information about the valuation techniques and significant inputs used to determine fair value.

Resale and Repurchase Agreements

A resale agreement is a transaction in which the firm purchases financial instruments from a seller, typically in exchange for cash, and simultaneously enters into an agreement to resell the same or substantially the same financial instruments to the seller at a stated price plus accrued interest at a future date.

A repurchase agreement is a transaction in which the firm sells financial instruments to a buyer, typically in exchange for cash, and simultaneously enters into an agreement to repurchase the same or substantially the same financial instruments from the buyer at a stated price plus accrued interest at a future date.

The financial instruments purchased or sold in resale and repurchase agreements typically include U.S. government and federal agency obligations.

The firm receives financial instruments purchased under resale agreements, makes delivery of financial instruments sold under repurchase agreements, monitors the market value of these financial instruments on a daily basis, and delivers or obtains additional collateral due to changes in the market value of the financial instruments, as appropriate. For resale agreements, the firm typically requires delivery of collateral with a fair value approximately equal to the carrying value of the relevant assets in the statement of financial condition.

Even though repurchase and resale agreements involve the legal transfer of ownership of financial instruments, they are accounted for as financing arrangements because they require the financial instruments to be repurchased or resold at the maturity of the agreement. However, "repos to maturity" are accounted for as sales. A repo to maturity is a transaction in which the firm transfers a security under an agreement to repurchase the security where the maturity date of the repurchase agreement matches the maturity date of the underlying security. Therefore, the firm effectively no longer has a repurchase obligation and has relinquished control over the underlying security and, accordingly, accounts for the transaction as a sale. The firm had no repos to maturity outstanding as of December 2013.

The firm enters into all of its resale and repurchase agreements with GS&Co.

Securities Borrowed and Loaned Transactions

In a securities borrowed transaction, the firm borrows securities from a counterparty in exchange for cash or securities. When the firm returns the securities, the counterparty returns the cash or securities. Interest is generally paid periodically over the life of the transaction. Interest as affected by rebates on securities borrowed transactions is recognized as interest income in the statement of earnings on an accrual basis.

In a securities loaned transaction, the firm lends securities to a counterparty typically in exchange for cash or securities. When the counterparty returns the securities, the firm returns the cash or securities posted as collateral. Interest is generally paid periodically over the life of the transaction. Interest as affected by rebates for securities loaned transactions is recognized as interest expense in the statement of earnings on an accrual basis.

Securities borrowed and loaned are recorded based on the amount of cash collateral advanced or received plus accrued interest. As these arrangements generally can be terminated on demand, they exhibit little, if any, sensitivity to changes in interest rates. Therefore, the carrying value of such arrangements approximates fair value. While these arrangements are carried at amounts that approximate fair value, they are not accounted for at fair value under the fair value option or at fair value in accordance with other U.S. GAAP and therefore are not included in the firm's fair value hierarchy in Notes 5 and 7. Had these arrangements been carried at fair value and included in the firm's fair value hierarchy, they would have been classified in level 2 as of December 2013.

The firm enters into substantially all of its securities borrowed and loaned transactions with GS&Co.

Offsetting Arrangements

The table below presents the gross and net resale and repurchase agreements and securities borrowed and loaned transactions, and the related amount of netting with the same counterparty under enforceable netting agreements (i.e., counterparty netting) included in the statement of financial condition. Substantially all of the gross carrying values of these arrangements are subject to enforceable netting agreements. The table below also presents the amounts not offset in the statement of financial condition including counterparty netting that does not meet the criteria for netting under U.S. GAAP and the fair value of cash or securities collateral received or posted subject to enforceable credit support agreements. Where the firm has received or posted collateral under credit support agreements, but has not yet determined such agreements are enforceable, the related collateral has not been netted in the table below.

	As of December 2013			
	Assets		Liabilities	
in thousands	Securities Borrowed	Securities Purchased Under Agreements to Resell	Securities Loaned	Securities Sold Under Agreements to Repurchase
Amounts included in the				
Statement of financial condition				
Gross carrying value	$7,206,120	$3,634,162	$14,251,115	$581,092
Counterparty netting	–	–	–	–
Total	7,206,120	3,634,162[1]	14,251,115	581,092
Amounts that have not been offset in the				
statement of financial condition				
Counterparty netting	(7,206,120)	(581,092)	(7,206,120)	(581,092)
Collateral	–	(3,053,070)	(7,034,000)	–
Total	$ –	$ –	$ 10,995	$ –

[1] As of December 2013, the firm had $2.77 billion of securities received under resale agreements that were segregated to satisfy regulatory requirements. These securities are included in "Cash and securities segregated for regulatory and other purposes."

Collateral Received and Pledged

The firm receives cash and securities (e.g., U.S. government and federal agency, other sovereign and corporate obligations, as well as equities and convertible debentures) as collateral, primarily in connection with resale agreements, securities borrowed and customer margin loans.

In many cases, the firm is permitted to deliver or repledge these financial instruments received as collateral when entering into repurchase agreements and securities lending agreements, primarily in connection with secured client financing activities. The firm is also permitted to deliver or repledge these financial instruments in connection with other secured financings and meeting firm or customer settlement requirements.

The firm also pledges certain financial instruments owned, at fair value in connection with repurchase agreements and securities lending agreements to counterparties who may or may not have the right to deliver or repledge them.

The table below presents financial instruments at fair value received as collateral that were available to be delivered or repledged and were delivered or repledged by the firm.

in thousands	As of December 2013
Collateral available to be delivered or repledged	$31,123,189
Collateral that was delivered or repledged	29,981,533

The table below presents information about assets pledged by the firm.

in thousands	As of December 2013
Financial instruments owned, at fair value pledged to counterparties that:	
Had the right to deliver or repledge	$141,120
Did not have the right to deliver or repledge	174

Note 9.

Other Assets

Other assets are generally less liquid, non-financial assets. The table below presents other assets by type.

in thousands	As of December 2013
Property, leasehold improvements and equipment	$ 10,101
Identifiable intangible assets	11,462
Equity method investments	70,328
Miscellaneous receivables and other	14,451
Total	**$106,342**

Property, Leasehold Improvements and Equipment

Property, leasehold improvements and equipment that the firm uses are in connection with its operations. Substantially all property and equipment are depreciated on a straight-line basis over the useful life of the asset. Leasehold improvements are amortized on a straight-line basis over the useful life of the improvement or the term of the lease, whichever is shorter.

Identifiable Intangible Assets

The firm's identifiable intangible assets are considered to have finite lives and are amortized over their estimated lives.

Impairments

The firm tests property, leasehold improvements and equipment, identifiable intangible assets and other assets for impairment whenever events or changes in circumstances suggest that an asset's or asset group's carrying value may not be fully recoverable. To the extent the carrying value of an asset exceeds the projected undiscounted cash flows expected to result from the use and eventual disposal of the asset or asset group, the firm determines the asset is impaired and records an impairment loss equal to the difference between the estimated fair value and the carrying value of the asset or asset group. In addition, the firm will recognize an impairment loss prior to the sale of an asset if the carrying value of the asset exceeds its estimated fair value.

Note 10.
Short-Term Borrowings

The firm obtains unsecured short-term borrowings primarily from Group Inc. As of December 2013, these borrowings were $147.7 million. Unsecured short-term borrowings are accounted for at cost plus accrued interest which generally approximates fair value due to the short-term nature of the obligations. While these unsecured short-term borrowings are carried at amounts that approximate fair value, they are not accounted for at fair value under the fair value option or at fair value in accordance with other U.S. GAAP and therefore are not included in the firm's fair value hierarchy in Notes 5 and 7. Had these borrowings been included in the firm's fair value hierarchy, substantially all would have been classified in level 2 as of December 2013.

Note 11.
Subordinated Borrowings

As of December 2013, the firm had outstanding subordinated borrowings of $1.30 billion from Group Inc., which mature in 2015.

Amounts borrowed under these subordinated loan agreements bear interest at a rate of LIBOR plus 0.75% per annum. The carrying value of these borrowings approximates fair value. While these subordinated loan agreements are carried at amounts that approximate fair value, they are not accounted for at fair value under the fair value option or at fair value in accordance with other U.S. GAAP and therefore are not included in the firm's fair value hierarchy in Notes 5 and 7. Had these borrowings been included in the firm's fair value hierarchy, substantially all would have been classified in level 2 as of December 2013.

The subordinated borrowings from Group Inc. are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the firm's continued compliance with minimum net capital requirements, they may not be repaid.

Note 12.
Other Liabilities and Accrued Expenses

The table below presents other liabilities and accrued expenses by type.

in thousands	As of December 2013
Compensation and benefits	$15,007
Income tax-related liabilities[1]	53,534
Accrued expenses and other	117,978
Total	**$186,519**

1 See Note 15 for further information about income taxes.

Note 13.
Commitments, Contingencies and Guarantees

Leases

The firm has contractual obligations under long-term noncancelable lease agreements, principally for office space, expiring on various dates through 2023. Certain agreements are subject to periodic escalation provisions for increases in real estate taxes and other charges. The table below presents future minimum rental payments, net of minimum sublease rentals.

in thousands	As of December 2013
2014	$ 2,690
2015	1,709
2016	1,766
2017	1,810
2018	6,482
2019 - thereafter	–
Total	**$14,457**

Guarantees

Indemnities and Guarantees of Service Providers. In the ordinary course of business, the firm indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the firm or its affiliates.

The firm may also be liable to some clients for losses caused by acts or omissions of third-party service providers, including sub-custodians and third-party brokers. In addition, the firm is a member of payment, clearing and settlement networks as well as securities exchanges around the world that may require the firm to meet the obligations of such networks and exchanges in the event of member defaults.

In connection with execution and clearing businesses, the firm agrees to clear and settle on behalf of its clients the transactions entered into by them with other brokerage firms. The firm's obligations in respect of such transactions are secured by the assets in the client's account as well as any proceeds received from the transactions cleared and settled by the firm on behalf of the client.

The firm is unable to develop an estimate of the maximum payout under these guarantees and indemnifications. However, management believes that it is unlikely the firm will have to make any material payments under these arrangements, and no material liabilities related to these guarantees and indemnifications have been recognized in the statement of financial condition as of December 2013.

Note 14.
Transactions with Related Parties

The firm enters into transactions with Group Inc. and affiliates in the normal course of business as part of market making and general operations.

Amounts payable to, and receivable from, such affiliates are reflected in the statement of financial condition as of December 31, 2013, as set forth below:

in thousands	As of December 2013
Assets	
Collateralized agreements:	
Securities borrowed	$ 7,206,120
Securities purchased under agreements to resell, at fair value	869,157
Receivables from brokers, dealers and clearing organizations	316,709
Receivables from customers and counterparties	38
Liabilities	
Unsecured short-term borrowings	$ 145,512
Collateralized agreements:	
Securities loaned	14,251,115
Securities sold under agreements to repurchase, at fair value	581,092
Payables to brokers, dealers and clearing organizations	279,599
Payables to customers and counterparties	61,015
Subordinated borrowings	1,300,000

Note 15.
Income Taxes

Provision for Income Taxes

The firm is taxed as a corporation for U.S. federal income tax purposes. As a corporation for tax purposes, the firm is subject to U.S. federal and various state and local income taxes on its earnings.

The firm is included with Group Inc. and subsidiaries in the consolidated corporate federal tax return as well as consolidated combined state and local tax returns. The firm computes its tax liability on a modified separate company basis and settles such liability with Group Inc. pursuant to the tax sharing agreement. To the extent the firm generates tax benefits from losses, it will be reimbursed by Group Inc. pursuant to the tax sharing agreement. The firm's state and local tax liabilities are allocated to reflect its share of the consolidated combined state and local income tax liability.

Income taxes are provided for using the asset and liability method under which deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of assets and liabilities.

Deferred Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. These temporary differences result in taxable or deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such differences are expected to reverse. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized. As of December 2013, the firm did not record a valuation allowance to reduce deferred tax assets. Tax assets and liabilities are presented as a component of "Other assets" and "Other liabilities and accrued expenses," respectively.

The table below presents the significant components of deferred tax assets and liabilities.

in thousands	As of December 2013
Deferred tax assets	
Compensation and benefits	$ 7,977
Depreciation and amortization	4,561
Reserves	344
Total deferred tax assets	**$12,882**
Deferred tax liabilities	
Unrealized gains	$25,204
Occupancy	36
Total deferred tax liabilities	**$25,240**

Unrecognized Tax Benefits

The firm recognizes tax positions in the statement of financial condition only when it is more likely than not that the position will be sustained on examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized on settlement. A liability is established for differences between positions taken in a tax return and amounts recognized in the statement of financial condition. As of December 2013, the firm did not record a liability related to accounting for uncertainty in income taxes.

Regulatory Tax Examinations

The firm is subject to examination by the U.S. Internal Revenue Service (IRS) and other taxing authorities in jurisdictions where the firm has significant business operations such as New York State and City. The tax years under examination vary by jurisdiction.

All years subsequent and including 2008 for U.S. Federal, 2004 for New York State and City and 2006 or later years for all other states in which the firm is included in a combined tax filing remain open to examination by the taxing authorities. The firm believes that the liability for unrecognized tax benefits it has established is adequate in relation to the potential for additional assessments.

In January 2013, Group, Inc. was accepted into the Compliance Assurance Process program by the IRS. This program will allow the Group, Inc. to work with the IRS to identify and resolve potential U.S. federal tax issues before the filing of tax returns. The 2013 tax year will be the first year being examined under the program. Group, Inc. was accepted into the program again for the 2014 tax year.

Note 16.
Credit Concentrations

Credit concentrations may arise from client facilitation and may be impacted by changes in economic, industry or political factors. The firm seeks to mitigate credit risk by actively monitoring exposures and obtaining collateral from counterparties as deemed appropriate.

While the firm's activities expose it to many different industries and counterparties, the firm routinely executes a high volume of transactions with investment funds, commercial banks, brokers and dealers, clearing houses and exchanges, which results in significant credit concentrations.

In the ordinary course of business, the firm may also be subject to a concentration of credit risk to a particular counterparty, borrower or issuer, or to a particular clearing house or exchange. As of December 2013, the firm did not have credit exposure to any external counterparty that exceeded 2% of total assets.

To reduce credit exposures, the firm may enter into agreements with counterparties that permit the firm to offset receivables and payables with such counterparties and/or enable the firm to obtain collateral on an upfront or contingent basis. Collateral obtained by the firm related to resale agreements transactions is primarily U.S. government and federal agency obligations. See Note 8 for further information about collateralized agreements and financings.

As of December 2013, $3.63 billion (14% of total assets) of the firm's securities purchased under resale agreements (including those in "Cash and securities segregated for regulatory and other purposes") were collateralized by U.S. government obligations.

Note 17.
Legal Proceedings

The firm is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of the firm's businesses. Many of these proceedings are in early stages and many of these cases seek an indeterminate amount of damages.

Management is generally unable to estimate a range of reasonably possible loss for proceedings, including where (i) actual or potential plaintiffs have not claimed an amount of money damages, unless management can otherwise determine an appropriate amount, (ii) the matters are in early stages, (iii) there is uncertainty as to the likelihood of a class being certified or the ultimate size of the class, (iv) there is uncertainty as to the outcome of pending appeals or motions, (iv) there are significant factual issues to be resolved, and/or (vi) there are novel legal issues presented.

Management does not believe, based on currently available information, that the outcomes of any matters will have a material adverse effect on the firm's financial condition, though the outcomes could be material to the firm's operating results for any particular period, depending in part, upon the operating results for such period.

Note 18.
Employee Benefit Plans

The firm's employees participate in various Group Inc. sponsored pension plans and certain other postretirement benefit plans, primarily healthcare and life insurance. Group Inc. also provides certain benefits to former or inactive employees prior to retirement. The cost of these plans are allocated to the firm by Group Inc.

Defined Benefit Pension Plans and Postretirement Plans

Group Inc. maintains a defined benefit pension plan for substantially all U.S. employees hired prior to November 1, 2003. As of November 2004, this plan was closed to new participants and frozen such that existing participants would not accrue any additional benefits. In addition, Group Inc. maintains unfunded postretirement benefit plans that provide medical and life insurance for eligible retirees and their dependents covered under these programs.

Defined Contribution Plans

The firm contributes to Group Inc.'s employer-sponsored U.S. defined contribution plan.

Note 19.
Employee Incentive Plans

Stock Incentive Plan

Group Inc. sponsors a stock incentive plan, The Goldman Sachs Amended and Restated Stock Incentive Plan (2013) (2013 SIP), which provides for grants of incentive stock options, nonqualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, restricted stock units (RSUs), and other share-based awards, each of which may be subject to performance conditions. On May 23, 2013, shareholders approved the 2013 SIP. The 2013 SIP replaces The Goldman Sachs Amended and Restated Stock Incentive Plan (SIP) previously in effect, and applies to awards granted on or after the date of approval.

Restricted Stock Units

Group Inc. grants RSUs to employees under the 2013 SIP, which are valued based on the closing price of the underlying shares on the date of grant after taking into account a liquidity discount for any applicable post-vesting transfer restrictions. RSUs generally vest and underlying shares of common stock deliver as outlined in the applicable RSU agreements. Employee RSU agreements generally provide that vesting is accelerated in certain circumstances, such as on retirement, death, disability and conflicted employment. The subsequent amortization of the cost of these RSUs is allocated to the firm by Group Inc. Delivery of the underlying shares of common stock is conditioned on the grantees satisfying certain vesting and other requirements outlined in the award agreements.

Stock Options

Stock options generally vest as outlined in the applicable stock option agreement. No options have been granted since 2010. In general, options expire on the tenth anniversary of the grant date, although they may be subject to earlier termination or cancellation under certain circumstances in accordance with the terms of the SIP and the applicable stock option agreement in effect at the time of grant.

Note 20.
Net Capital Requirements

The firm is a registered U.S. broker-dealer and futures commission merchant subject to Rule 15c3-1 of the Securities and Exchange Commission (SEC) and Rule 1.17 of the Commodity Futures Trading Commission (CFTC), which specify uniform minimum net capital requirements, as defined, for their registrants, and also effectively require that a significant part of the registrants' assets be kept in relatively liquid form. The firm has elected to compute net capital in accordance with the "Alternative Net Capital Requirement", as permitted by Rule 15c3-1. As of December 2013, the firm had regulatory net capital, as defined by Rule 15c3-1, of $1.38 billion, which exceeded the minimum net capital requirement of $174.0 million by $1.21 billion.

As of December 2013, the firm made a computation related to the reserve requirement for Proprietary Accounts of Introducing Brokers (PAIB) that indicated the firm's PAIB credits (payables) exceeded its PAIB debits (receivables). The amount held on deposit in the Reserve Bank at December 2013 was $549.0 million.

Note 21.
Sale of REDI Investment

In July 2013, the firm and its affiliate/s sold a majority stake in the REDI electronic execution business and no longer consolidates the business. The firm retains a 38% interest with 62% owned by a consortium of industry investors. The firm's retained interest was initially recorded at fair value and is subsequently accounted for as an equity method investment. The estimated fair value of the firm's retained investment in REDI at the date of sale was determined based on the price per share paid by the consortium of investors and is a Level 2 measurement. The firm's retained interest is subsequently accounted for as an equity method investment. As of December 31, 2013, the carrying amount of the firm's equity investment in REDI was $70.3 million and is reported in "Other Assets" in the statement of financial condition.

Note 22.
Subsequent Events

Management has evaluated whether any events or transactions occurred subsequent to the date of the statement of financial condition and through February 27, 2014, and determined that there were no material events or transactions that would require recognition or disclosure in this statement of financial condition.